Exhibit 21.1

SUBSIDIAIRES OF CHINA GREEN AGRICULTURE, INC.

Name	Place of Incorporation	Ownership

Green Agriculture Holding Corporation (“Green New Jersey”)	New Jersey	100% owned by China Green Agriculture, Inc.

Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Jinong”)	People's Republic of China	100% owned by Green New Jersey

Xi’an Jintai Agriculture Technology Development Company	People's Republic of China	100% owned by Jinong

Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd.	People’s Republic of China	100% owned by Jinong

Beijing Gufeng Chemical Products Co., Ltd. (“Gufeng”)	People's Republic of China	100% owned by Jinong

Beijing Tianjuyuan Fertilizer Co., Ltd.	People's Republic of China	100% owned by Gufeng